Exhibit 99.1

PRESS RELEASE

SMX Launches Circularity-as-a-Service Platform for the

Global Plastics Value Chain

Empowering Collectors, Sorters, Recyclers, Converters, Brand Owners and Traders in the Age of Parity

NEW YORK, NY – 10 June 2026 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), a pioneer in digitizing physical materials for a circular economy, today announced the launch of its new Circularity-as-a-Service platform for the plastics industry.

The Circularity-as-a-Service platform combines multiple SMX technologies and service offerings to unlock the economic value of recycled plastics by enabling recyclers, sorters and manufacturers to accurately identify, grade, certify and verify recycled materials, with the goal of creating trusted recycled plastic streams for higher-value applications. By offering trusted and standardized recycled plastic streams, SMX anticipates that recycled materials can qualify for higher-value applications that have traditionally relied on virgin plastics.

The platform supports participants across the plastics value chain, including waste collectors, aggregators, sorters, material recovery facilities (MRFs), mechanical recyclers, chemical recyclers, compounders, pellet producers, resin producers, converters, packaging manufacturers, brand owners, retailers and commodity traders. By combining the Company’s molecular marking technology, reader infrastructure, Digital Material Passports, a Recycled Plastic Registry, Marketplace functionality and Plastic Cycle Tokens, SMX is seeking to provide the infrastructure required to create a new generation of verified and certified recycled plastic products.

As global demand for plastics continues to grow, SMX believes that the industry faces a critical challenge: increasing the supply of high-quality recycled materials capable of replacing virgin plastic in more demanding applications. While significant volumes of plastic are collected and recycled each year, limitations in sorting, verification and material grading often prevent recycled plastics from achieving their highest potential value.

SMX is addressing this challenge through its advanced material identification, smart sorting and certification capabilities that would enable used and recycled plastics to be accurately graded according to their composition, recycled content, quality and recycling history. This is expected to allow recyclers and manufacturers to unlock new end markets, improve material performance, increase recyclate value and expand the range of applications where recycled plastics can successfully compete with virgin materials.

As the plastics industry enters the “Age of Parity”—where recycled plastics increasingly compete with virgin plastics on price, quality and availability—the ability to verify, certify and monetize recycled content is becoming a strategic advantage. In addition, SMX believes that governments, investors, manufacturers and consumers are increasingly demanding greater transparency, while regulatory frameworks continue to expand globally.

SMX’s platform has been designed to provide the physical and digital infrastructure needed to transform used and recycled plastic from a commodity into a verified, graded and certified material, with the potential to enable higher-value applications, greater market confidence and measurable circularity performance.

Additionally, the platform has been designed to enables participants throughout the plastics ecosystem to potentially:

● Improve sorting efficiency and material recovery yields through smart sorting and material identification;

● Grade recycled plastics based on composition, recycled content, quality and recycling history;

● Verify recycled content and material composition at the material level;

● Unlock higher-value applications traditionally reserved for virgin plastics;

● Create certified recycled plastic streams with trusted quality standards;

● Track loop counts and multiple recycling cycles;

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PRESS RELEASE

● Create Digital Material Passports for every batch of material;

● Reduce contamination risks and improve recyclate quality;

● Increase the value of recycled materials through certification, transparency and trusted data;

● Access verified recycled plastic marketplaces and buyers;

● Support compliance with EPR, recycled content and sustainability regulations;

● Create Plastic Cycle Tokens linked to verified circularity outcomes; and

● Improve financing opportunities through verified environmental performance.

Through SMX’s physical-to-digital infrastructure, recycled material can carry a Digital Material Passport recording polymer type, recycled content, source, grade, verification history, available volume and recycling loop count. This creates a trusted ecosystem where collectors, recyclers, converters, manufacturers, brand owners and traders can transact using verified material data rather than assumptions, improving transparency, circularity performance and economic value across the supply chain.

A cornerstone of the platform is SMX’s newly launched Recycled Plastic Registry and Marketplace, where verified recycled plastic can be recorded, certified and made available to qualified buyers. The registry has been designed to establish a trusted source for recycled material quality, availability, location, transaction history, recycled content and material grades, supporting transparent market participation and future price discovery.

The Marketplace creates a new mechanism for connecting verified supply with demand, expected to allow buyers to source certified recycled materials with greater confidence while enabling recyclers and processors to capture additional value from identified higher-quality recycled plastic streams. By transforming recycled plastic from a commodity into a graded and certified material class, the platform was designed to help unlock broader industrial adoption of recycled content.

In addition, SMX’s Plastic Cycle Token (PCT) framework enables verified recycling outcomes to be digitally represented and tracked, creating new opportunities for circularity credits, financing mechanisms and outcome-based funding models. By seeking to transform verified recycling into a measurable and tradeable asset, SMX believes the platform creates additional revenue opportunities for participants throughout the value chain while supporting greater investment into recycling infrastructure.

The launch reflects SMX’s vision that recycling must evolve beyond waste management into a value-generating industrial ecosystem. SMX believes that the current demand for plastics cannot be met solely through increased production of virgin materials. Instead, the industry must unlock the value already embedded within existing plastic waste streams. Through grading, certification, verification and enhanced recovery, SMX believes that recycled plastics can increasingly serve as a reliable and scalable source of raw material for the global economy.

By providing the infrastructure to verify, certify, track and monetize recycled materials, SMX is seeking to enable a transition from fragmented recycling systems toward a transparent and data-driven circular economy. SMX intends that the platform will allow waste materials to be transformed into verified resources, support the creation of premium recycled material streams, facilitate trusted transactions between market participants and lay the foundation for new circularity-linked financial products and revenue opportunities.

Through the combination of molecular marking, Digital Material Passports, a Recycled Plastic Registry, Marketplace infrastructure and Plastic Cycle Tokens, SMX is seeking to create the framework for recycled plastics to become a globally recognized, graded, certified and tradeable asset class.

The launch forms part of SMX’s broader strategy to establish global industry standards for verified recycled plastics and accelerate the transition from a linear economy to a circular materials ecosystem where waste becomes a valuable, trusted and commercially attractive resource.

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For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects and initiatives with manufacturers and other supply chain participants of steel, rubber, fabric and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and successfully launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; disruptions resulting from new and ongoing hostilities between Israel and the Palestinians, Iran, Lebanon and other neighboring countries; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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